                                 UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12B-25

                         NOTIFICATION OF LATE FILING

                                              Commission File Number: 33-64304
                                                                      --------

  (Check One)
  /X/ Form 10-K                   / / Form 11-K                 / /  Form 20-F
  / / Form 10-Q                   / / Form N-SAR

For Period ended:                   December 31, 2000
                 --------------------------------------------------------------



/  /  Transition Report on Form 10-K     /  /  Transition Report on Form 10-Q
/  /  Transition Report on Form 20-F     /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period ended
                                 ----------------------------------------------


     READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        -----------------------

-------------------------------------------------------------------------------

                                    PART I.
                             REGISTRANT INFORMATION


Full name of registrant        FIRST INTERSTATE BANCSYSTEM, INC.
                        -------------------------------------------------------


Former name if applicable      Not applicable
                          -----------------------------------------------------


       401 North 31st Street
-------------------------------------------------------------------------------
Address of principal executive office (street and number)


       Billings, Montana 59116
-------------------------------------------------------------------------------
City, state and zip code

                                    PART II.
                            RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/ X / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/ X / (b) The subject annual report, semi-annual report, transition report for Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/   / (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.


                                   PART III.
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     As previously disclosed in its Current Report on Form 8-K dated April 2, 2001, the Company has determined, in consultation with its independent auditors, KPMG LLP, that it is necessary for the Company to restate 1999 and 1998 financial statements to change the treatment of certain stock option awards under the Company's Nonqualified Stock Option and Stock Appreciation Rights Plan under an accounting principle, APB Opinion No. 25.

     The Company believes that restatement of the 1999 and 1998 annual financial statements will not materially affect its cash, liquidity position, credit facilities or current operations. The restatement will reduce net income by approximately $1.5 million in 1999 and approximately $0.8 million in 1998. The change in accounting treatment will increase net income for the year ended December 31, 2000 by approximately $0.4 million. Due to the need to restate 1999 and 1998 annual financial statements, the Company will be unable to complete the preparation of, and the Company's independent auditors will be unable to complete the audit of, the Company's financial statements for the year ended December 31, 2000. The Company expects to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2000 by April 17, 2001.

     The Company anticipates filing amendments to its Form 10-K for the years ended 1999 and 1998 and to its Form 10-Q for quarterly periods materially affected by the restatement as soon as practicable after making that determination.

                                    PART IV.
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

  Laura L. Bailey                       (406)                      255-5319
-------------------------------------------------------------------------------
     (Name)                          (Area Code)             (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              / X / Yes /  / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

                                                               /  / Yes /  / No
                                 See attachment

     If so: attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 See attachment

                       FIRST INTERSTATE BANCSYSTEM, INC.
-------------------------------------------------------------------------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  April 3, 2001      By        /s/ LYLE R. KNIGHT
    --------------------   ----------------------------------------------------
                                       Lyle R. Knight
                           President and Chief Operating Officer

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing for form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                  ATTACHMENT FOR PART IV (3) OTHER INFORMATION

     As disclosed in this Report in Part I, Narrative, the Company has determined it is necessary to restate 1999 and 1998 year-end financial statements to change the treatment of certain stock option awards under the Company's Nonqualified Stock Option and Stock Appreciation Rights Plan under an accounting principle, APB Opinion No. 25. It will be necessary to reflect adjustments to compensation expense, net of related tax effects, for the 1999 and 1998 periods. The Company does not expect a restatement to have a material direct impact on its cash, liquidity position, credit facilities or current operations for 2000, 1999, or 1998. The Company expects there to be an approximately 10% increase in net income for 2000 over 1999.